UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)

MATCH GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

57665R106

(CUSIP Number)

Jared F. Sine

Chief Legal Officer and Secretary

Match Group, Inc.

8750 North Central Expressway, Suite 1400

Dallas, TX 75231

(214) 576-9352

With a Copy to:

Jeffrey J. Rosen, Esq.

William D. Regner, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57665R106
1.	NAME OF REPORTING PERSON Match Group, Inc. (formerly known as IAC/InterActiveCorp)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

INTRODUCTORY NOTE

The Report on Schedule 13D relating to the common stock, par value $0.001 per share (“Company Common Stock”), of Match Group, Inc., a Delaware corporation (the “Company” or “Match Group”), initially filed by IAC/InterActiveCorp (“IAC”) and now known as Match Group, Inc. (“New Match”) with the Securities and Exchange Commission (the “SEC”) on April 14, 2016 (the “Initial Schedule 13D”), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16 and 17 thereto dated June 30, 2016, April 4, 2017, July 24, 2017, August 7, 2017, August 9, 2017, September 30, 2017, December 31, 2017, February 22, 2018, April 23, 2018, June 30, 2018, March 31, 2019, August 9, 2019, October 11, 2019, November 7, 2019, December 20, 2019, February 4, 2020 and April 28, 2020, respectively, is hereby further amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 18 to the Initial Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Initial Schedule 13D, as previously amended.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following at the end thereof:

On June 22, 2020, IAC, Match Group, New IAC, and New Match Merger Sub (collectively, the “Parties”) entered into a letter agreement (the “Second Amendment”) amending the Transaction Agreement, dated as of December 19, 2019 and as amended on April 28, 2020, by and among IAC, Match Group, New IAC and New Match Merger Sub. The terms of the Second Amendment are summarized in Item 1.01 of the Current Report on Form 8-K filed by IAC with the SEC on June 22, 2020 (the “June 2020 Form 8-K”) and the Second Amendment is attached as Exhibit 2.1 to the June 2020 Form 8-K.  Both the disclosure set forth under Item 1.01 of the June 2020 Form 8-K and the Second Amendment attached as Exhibit 2.1 to the June 2020 Form 8-K are incorporated by reference herein.  For additional information please refer to the June 2020 Form 8-K.

On June 30, 2020, pursuant to the Transaction Agreement, the Parties completed the separation of the businesses of Match Group from the remaining businesses of IAC through a series of transactions that resulted in the pre-transaction stockholders of IAC owning shares in two, separate public companies—(1) New Match, which retained the businesses of Match Group and certain IAC financing subsidiaries (the “Match Businesses”), and (2) New IAC, which was renamed “IAC/InterActiveCorp” and which owns IAC’s other businesses (the “IAC Businesses”)—and the pre-transaction stockholders of Match Group (other than IAC) owning shares in New Match (the “Separation”). On June 30, 2020, prior to the completion of the Separation, Match Group merged with and into New Match Merger Sub, with New Match Merger Sub, now known as Match Group Holdings II, LLC, surviving the merger as an indirect wholly-owned subsidiary of New Match, with (i) each share of Company Common Stock that was outstanding (excluding shares owned by IAC, Match Group, or any wholly owned subsidiary of IAC or Match Group) converting into the right to receive one share of New Match common stock and at the holder's election, either (a) $3.00 in cash or (b) a fraction of a share of New Match common stock with a value of $3.00, calculated based on the Match VWAP (as defined in the Transaction Agreement), (ii) each share of Company Common Stock owned by the Reporting Person, Match Group or any wholly owned subsidiary of either being cancelled, and (iii) each share of Class B Common Stock being cancelled. The consummation of the Separation and the related transactions are summarized in the Current Report on Form 8-K filed by IAC with the SEC on July 2, 2020 (the “Closing Form 8-K”). The disclosure set forth in the Closing Form 8-K is incorporated by reference herein. For additional information please refer to the Closing Form 8-K.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The responses of the Reporting Person with respect to Rows 11, 12 and 13 of the cover pages of this Amendment to Schedule 13D that relate to the aggregate number and percentage of Company Common Stock are incorporated herein by reference.

The responses of the Reporting Person with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment to Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.

(c) Except as described in Item 4, during the past 60 days the Reporting Person has not effected any transactions in the Company Common Stock.

(d) None.

(e) On June 30, 2020, following the consummation of the Separation, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Company Common Stock.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.	Description of Exhibit
99.9	Item 1.01 of the Current Report on Form 8-K of IAC/InterActiveCorp, filed with the Securities and Exchange Commission on June 22, 2020 (File No. 000-20570).
99.10	Amendment No. 2 to Transaction Agreement, dated as of June 22, 2020, by and among IAC/InterActiveCorp, Match Group, Inc., IAC Holdings, Inc. and Valentine Merger Sub LLC (incorporated by reference to Exhibit 2.1 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 22, 2020 (File No. 000-20570)).
99.11	Current Report on Form 8-K of Match Group, Inc., filed with the Securities and Exchange Commission on July 2, 2020 (File No. 000-20570).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2020

MATCH GROUP, INC.

By:	/s/ Jared F. Sine
Name: Jared F. Sine
Title: Chief Legal Officer and Secretary